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                                                                    EXHIBIT 99.4


Dear _________:

Levitt Corporation, a Florida corporation ("Levitt"), a wholly-owned subsidiary of BankAtlantic Bancorp*, is currently offering an investment opportunity in subordinated investment notes as described in the attached advertisement, which recently appeared in various newspapers and other periodicals.

If you are interested in receiving a prospectus describing the Levitt subordinated investment notes, please call 1 877-3LEVITT (1-877-353-8488).

Thank you for your consideration.

                                                      Sincerely,



                                                      Alan B. Levan
                                                      Chairman of the Board
                                                      Levitt Corporation




*BankAtlantic Bancorp has announced its intention to spin off Levitt, subject to Bancorp's receipt of certain rulings from the Internal Revenue Service and subject to regulatory approvals. A description of the spin-off, along with other pertinent information about Levitt, is disclosed in the prospectus.

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This letter is neither an offer to sell nor a solicitation of an offer to buy
Investment Notes. This offer can only be made by the Prospectus dated ________, 2003 and any related Prospectus Supplement.